SECOND QUARTERLY FINANCIAL REPORT – JUNE 30, 2004

President's Letter

Dear Shareholders:

During the second quarter of 2004, Cardiome continued to work towards our clinical and corporate goals, with significant progress in our two leading clinical programs and a new listing on the NASDAQ National Market.

Finance & Corporate Development

On July 6th, Cardiome joined the ranks of the select group of Canadian biotech companies dual-listed in the US, with a listing of our common shares on NASDAQ under the symbol "CRME". This is an important step in Cardiome's development as it will introduce a broad range of investors to the exciting story underway at Cardiome.

The second quarter has been a challenging one for the Canadian biotechnology sector. Cardiome has not been immune to these market conditions; however this sector driven slump should not be seen as a reflection of any setback within Cardiome. With an experienced management team, strong clinical programs, and an exciting line up of news flow in the remaining half of the year, we are on track to achieve the ambitious objectives that we have set for ourselves this year.

Clinical Development

Cardiome's intravenous RSD1235 program is now at peak activity levels, with the initiation of the third and final planned Phase 3 clinical trial announced in early July. Important news to look forward to will be the release of ACT 1 Phase 3 results by the end of 2004. These results will have very significant implications for Cardiome, with the potential to reveal RSD1235 as the drug of choice for the treatment of acute atrial fibrillation.

Cardiome also plans to initiate Phase 1 studies in the oral application of RSD1235 for the treatment of chronic atrial fibrillation in the fourth quarter of 2004. This is a major market opportunity with blockbuster potential that is as of yet untapped.

Oxypurinol for congestive heart failure is moving ahead according to plan, with completion of enrollment in Phase 2 OPT-CHF study anticipated by the end of 2004. This 400-patient study recently received approval to continue by its Data Safety Monitoring Board. Cardiome also expects to release results from two proof-of-principle studies for oxypurinol in CHF in the third quarter of 2004.

In June we received an approvable letter from the FDA for oxypurinol for the treatment of allopurinol intolerant gout. While that verdict from the FDA would in many quarters be considered good news (only one more clinical study required for approval), we at Cardiome are disappointed. We are expecting to meet with the FDA in the third quarter to discuss their view in more detail, and then determine a future course of action.

The amount of clinical activity underway in our two leading programs ensures an eventful fall with considerable news flow. I would like to thank our current Canadian investors for their continued support, as well as welcome those that have been newly introduced to Cardiome via our recent NASDAQ listing. I am pleased to have you join us as we work towards building the World's leading cardiovascular drug development company.

"Bob Rieder"

Robert Rieder
President & CEO
August 11, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the three and six months ended June 30, 2004 prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain respects from United States generally accepted accounting principles. The differences as they affect the interim consolidated financial statements are described in Note 6 to the unaudited interim consolidated financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated. This discussion and analysis is as at August 3, 2004 unless otherwise specified. Additional information relating to our company, including our 2003 Annual Report, is available by accessing the SEDAR website at www.sedar.com.

Effective December 31, 2003, we changed our fiscal year end from November 30 to December 31. As a result, this discussion and analysis includes comparison of the financial results for the three and six months ended June 30, 2004 to those for the three and six months ended May 31, 2003. This discussion and analysis should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations and the annual consolidated financial statements contained in our 2003 Annual Report.

OVERVIEW

The highlight for the second quarter ended June 30, 2004 was the listing of our common shares on the NASDAQ National Market. On June 29, 2004, we received notice from the NASDAQ Stock Market, Inc. approving our common shares to begin trading on the NASDAQ National Market on July 6, 2004. We intend to maintain dual listings on the Toronto Stock Exchange (TSX) and NASDAQ.

Also, during this quarter, we received an approvable letter from the FDA for Oxypurinol for the treatment of allopurinol-intolerant gout. The letter states that prior to final marketing approval, the FDA requires additional clinical and manufacturing data.

Our main research and development programs, in the area of atrial fibrillation and congestive heart failure, had progressed as we expected. The following table summarizes the current status of our research and development projects:

Project	Stage of Development	Status
RSD1235 Intravenous	1st Ph. III Clinical Trial (ACT 1)	• Trial initiated in Aug 2003 with results projected in Q4/04
	2nd Ph. III Clinical Trial (ACT 2)	• Trial initiated in Mar 2004 with results projected in 1st half of 2005
	3rd Ph. III Clinical Trial (ACT 3)	• Trial initiated in July 2004 with results projected in 1st half of 2005
RSD1235 Oral	Pre-Clinical	• Oral formulation work continues with a target to initiate a Ph. 1 clinical trial by Q4 of 2004
Oxypurinol CHF	Ph. II Clinical Trial - Oral OPT-CHF)	• Trial initiated in Mar 2003 with a target to complete patient recruitment in Q4 of 2004
	Proof of Concept Trial – Intravenous (Exotic EF)	• Trial initiated with results projected in Q3 of 2004
	Proof of Concept Trial - Oral (La Plata)	• Trial initiated with results projected in Q3 of 2004
Oxypurinol Gout	New Drug Application ("NDA") Submitted and Reviewed	• Approvable letter from FDA received in June 2004

Compared to the previous fiscal year, we have substantially increased our operational activities. During the six months ended June 30, 2004, we had five concurrent clinical studies ongoing with another clinical study in the preparation stage. In addition, we had one pre-clinical study in the formulation stage, as well as one new drug application. This compares to only one clinical study ongoing and one in the preparation stage as of the end of the second quarter in the preceding fiscal year. As a result, our research and development expenditures had increased substantially as compared to the previous year. The increased operational costs were offset by the additional research collaborative fees we collected in the current fiscal period. The majority of our expanded operational activities related to the RSD1235 Intravenous Project, which is partially funded by Fujisawa. The financial condition and results of operations for the six months ended June 30, 2004 were within our expectations.

SUBSEQUENT DEVELOPMENT

On July 7, 2004, we announced the initiation of our third Phase III efficacy study of RSD1235 for the acute treatment of atrial fibrillation. This study, called ACT 3 is conducted by our co-development partner, Fujisawa. This study is designed to measure the safety and efficacy of RSD1235 in new onset atrial fibrillation patients and is being carried out in more than 50 centers throughout the world.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Our critical accounting estimates and policies are disclosed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2003 Annual Report.

RESULTS OF OPERATIONS

For the three months ended June 30, 2004 ("Q2-2004"), we recorded a net loss of $9.8 million ($0.25 per common share), as compared to a net loss of $4.4 million ($0.15 per common share) for the three months ended May 31, 2003 in the preceding fiscal year ("Q2-2003"). On a year-to-date basis, we recorded a net loss of $14.6 million ($0.38 per common share) for the six months ended June 30, 2004, compared to a net loss of $9.0 million ($0.32 per common share) for the six months ended May 31, 2003.

We expect losses to continue for at least two fiscal years as we invest in our product research and development, including clinical trials and regulatory compliance.

Revenues

Total revenue for Q2-2004 and the six months ended June 30, 2004 increased to $5.3 million and $10.3 million respectively, as compared to $0.4 million and $0.8 million for Q2-2003 and the six months ended May 31, 2003.

Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. We generated $1.1 million and $3.1 million of licensing fees for Q2-2004 and the six months ended June 30, 2004, as compared to $0.1 million and $0.3 million for Q2-2003 and the six months ended May 31, 2003. For Q2-2004, the increase was largely due to the amortization of deferred revenue of $1.0 million related to the upfront payment from Fujisawa ($Nil for Q2-2003). For the six months ended June 30, 2004, the increase was primarily due to the recognition of the remaining balance of unamortized deferred revenue of $0.9 million ($0.3 million for the six months ended May 31, 2003) related to the upfront payment from our collaborative partner, UCB Farchim S.A ("UCB") and the amortization of deferred revenue of $2.2 million related to the upfront payment from Fujisawa ($Nil for the six months ended May 31, 2003). The remaining unamortized deferred revenue of $0.9 million related to the upfront payment from UCB was recognized in Q1-2004 since we no longer had significant involvement with this project. UCB had elected not to extend its research service contract with us after March 18, 2004. UCB is evaluating whether it will advance any compound from our previous anti-tussive program into clinical trials.

Research collaborative fees were $4.2 million and $7.2 million for Q2-2004 and the six months ended June 30, 2004, as compared to $0.2 million and $0.5 million for Q2-2003 and the six months ended May 31, 2003. For Q2-2004, the increase was mainly attributable to the research and development cost recovery from Fujisawa of $3.7 million ($Nil for Q2-2003) and $0.5 million for project management services provided to Fujisawa ($Nil for Q2-2003). This was offset by the decrease of research service fees of $0.2 million from UCB in Q2-2003. For the six months ended June 30, 2004, the increase was mainly attributable to the research and development cost recovery from Fujisawa of $6.1 million ($Nil for the six months ended May 31, 2003) and $0.9 million for project management services provided to Fujisawa ($Nil for the six months ended May 31, 2003). This was offset by the decrease of research services fees of $0.3 million from UCB in the six months ended May 31, 2003.

For the remainder of the current fiscal year, we do not anticipate any product sales. We will continue to recognize as revenue the amortization of deferred revenue related to the upfront payment from our collaboration and license agreement with Fujisawa. We will continue to receive project management fees and development cost reimbursements from Fujisawa. We may receive a milestone payment from Fujisawa in the current fiscal year. We may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or enter into a new licensing or collaborative research and development agreement.

Research and Development Expenditures

Research and development expenditures were $12.4 million for Q2-2004, as compared to $2.5 million for Q2-2003. We accumulated total research and development expenditure of $20.0 million for the six months ended June 30, 2004, as compared to $5.7 million for the six months ended May 31, 2003. The increase of $9.9 million and $14.3 million in research and development expenditures for the three and six months ended June 30, 2004, as compared to those incurred for the three and six months ended May 31, 2003, was primarily due to the increase of stock-based compensation for research and development personnel and the expenditures associated with the ongoing and expanded activities in connection with the projects described below. Total stock-based compensation for research and development personnel was $422,000 and $720,000 for the three and six months ended June 30, 2004, as compared to $105,000 and $122,000 for the three and six months ended May 31, 2003. Our research and development expenditures are as follows:

1)	RSD1235 Intravenous Project

During Q2-2004, we continued our work on three Phase III clinical trials related to the RSD1235 Intravenous Project.

ACT 1 will enroll approximately 420 patients and will provide data on the level of safety and effectiveness of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter. This study is being carried out in more than 55 centers in North America and Europe. The primary efficacy endpoint will be acute conversion of atrial fibrillation to normal heart rhythm.

In March 2004, we initiated the ACT 2 study. ACT 2 will enroll approximately 210 patients and will evaluate the efficacy and safety of intravenous RSD1235 for the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. This study is being carried out in 25 centers in North America and Europe. The primary endpoint of this clinical trial will be acute conversion of atrial fibrillation to normal heart rhythm.

In July 2004, Fujisawa initiated the ACT 3 study. ACT 3 will enroll approximately 240 patients and will measure the safety and efficacy of RSD1235 in recent onset atrial arrhythmia patients. This study is being conducted by our collaborative partner, Fujisawa and carried out in more than 50 centers throughout the world.

As expected, with multiple clinical trials ongoing, our expenditures for this project increased substantially to $7.1 million for Q2-2004, as compared to $0.8 million for Q2-2003. On a year-to-date basis, our expenditures for this project were increased significantly to $11.8 million for the six months ended June 30, 2004, as compared to $1.8 million for the six months ended May 31, 2003. In accordance with our collaboration agreement with Fujisawa, expense recoveries of $4.5 million and $7.0 million for Q2-2004 and the six months ended June 30, 2004, respectively relating to these expenditures have been recorded as research collaborative fees.

2)	RSD1235 Oral Project

We continued our work on the oral formulation and pre-clinical toxicology testing during Q2-2004. Total expenditure for this project increased to $1.6 million for Q2-2004, as compared to $0.1 million for Q2-2003. On a year-to-date basis, total expenditure for this project increased to $2.2 million for the six months ended June 30, 2004, as compared to $0.3 million for the six months ended May 31, 2003. The significant increase in expenditure for both periods was the result of the preparation of extended release oral formulations to support our Phase I studies and the conduction of toxicology studies to support development of an oral controlled release formulation for RSD1235.

3)	Oxypurinol CHF Project

During Q2-2004, we continued our work on three clinical studies involving Oxypurinol for the treatment of congestive heart failure.

OPT-CHF will enroll approximately 400 patients with moderate to severe symptomatic congestive heart failure (rated by the New York Heart Association ("NYHA") as class III-IV) and will demonstrate the level of safety and effectiveness of the oral application of Oxypurinol in the treatment of congestive heart failure. This study is being conducted in 42 centers in the United States with 16 additional sites to be added in both the United States and Canada in the next few months. The objective of this study is to define the efficacy of Oxypurinol using surrogate measures of clinical efficacy (six minute walk test, maximum oxygen consumption, and quality of life), as well as clinical outcomes (e.g. death, worsening heart failure, and hospitalization).

EXOTIC-EF will enroll approximately 20 patients and is being conducted in one center in Germany. The objective of this study is to evaluate the effect of intravenous application of oxypurinol on left ventricular cardiac function of patients with coronary heart disease and a moderate to high-grade reduction in left ventricular function.

La Plata will enroll approximately 60 patients with moderate to severe symptomatic heart failure (NYHA class II-III) and is being conducted in one center in Argentina. The objective of this study is to assess the effects of treatment with oxypurinol on exercise capacity (6-minute walk) and left ventricular ejection fraction as measured by echocardiographic assessment.

Our expenditure for this project increased to $1.9 million for Q2-2004, as compared to $0.7 million for Q2-2003. On a year-to-date basis, our expenditure for this project was increased to $3.5 million for the six months ended June 30, 2004, as compared to $1.4 million for the six months ended May 31, 2003.

4)	Oxypurinol Gout Project

Subsequent to our submission of an NDA for Oxypurinol for the treatment of allopurinol-intolerant hyperuricemia (gout), we received an approvable letter from the FDA in June 2004 seeking additional clinical and manufacturing data prior to final marketing approval. We have scheduled a meeting with the FDA to discuss our regulatory alternatives. As a result of this meeting, we may elect to discontinue our development of this product line. Should we decide to discontinue this project, we will expense the remaining net book value of the related intangible assets which will result in a charge to operations of approximately $7 million, net of future income tax recovery. The intangible assets arose from our acquisition of Cardiome, Inc. in 2002 by the issuance of our common shares and a cash payment of $0.2 million. Our expenditure for this project increased to $1.5 million for Q2-2004, as compared to $0.6 million for Q2-2003. On a year-to-date basis, our expenditure for this project increased to $2.0 million for the six months ended June 30, 2004, as compared to $1.5 million for the six months ended May 31, 2003.

5)	Other Pre-clinical Projects

During Q2-2004, we also continued certain pre-clinical studies to support various intellectual property protection and corporate activities. The total expenditures for these activities were $0.3 million and $0.5 million for Q2-2004 and the six months ended June 30, 2004, as compared to $0.3 million and $0.7 million for Q2-2003 and the six months ended May 31, 2003.

On a year-to-date basis, we expect our research and development expenditures for Fiscal 2004 to be more than double of those incurred in the thirteen-month period ended December 31, 2003 ("Fiscal 2003") as a result of the expanded operational activities described above. We expect our research and development expenditures to be lower as we enter 2005.

General and Administration Expenditures

General and administration expenditures were $2.2 million for Q2-2004, as compared to $1.4 million for Q2-2003. We incurred a total general and administration expenditure of $3.7 million for the six months ended June 30, 2004, as compared to $2.4 million for the six months ended May 31, 2003. The increase of $0.8 million and $1.3 million in general and administration expenditures for Q2-2004 and the six months ended June 30, 2004, as compared to those incurred for Q2-2003 and the six months ended May 31, 2003, was largely due to the increase in consulting and professional fees ($113,000 and $266,000, respectively), the increase in wages and benefits (including stock-based compensation for administrative and executive personnel) of $358,000 and $505,000 respectively, Nasdaq listing fees of $140,000 for both periods, and other expenditures to support our expanded operational activities ($163,000 and $391,000, respectively). Total stock-based compensation for administrative and executive personnel was $607,000 and $932,000 for Q2-2004 and the six months ended June 30, 2004, as compared to $468,000 and $712,000 for Q2-2003 and the six months ended May 31, 2003.

We expect general and administration expenditures for fiscal 2004 to be relatively similar as those incurred in fiscal 2003.

Amortization

Amortization was $1.5 million and $2.9 million for Q2-2004 and the six months ended June 30, 2004, which was comparable to the amount recorded for Q2-2003 and the six months ended May 31, 2003. The amortization relates to the amortization of our capital assets, intangible and other assets, including the acquired technology licenses of Cardiome, Inc. We expect the amortization for the twelve months ending December 31, 2004 to be consistent with that recorded for the thirteen months ended December 31, 2003.

Other Income

Other income was $0.5 million for Q2-2004, as compared to $0.1 million for Q2-2003, and $0.8 million for the six months ended June 30, 2004, as compared to $0.2 million for the six months ended May 31, 2003. The increase in interest and other income for both periods was primarily the result of higher balance of cash and cash equivalents and short-term investments. The increase in foreign exchange gain for both periods was primarily the result of higher levels of foreign denominated net assets and a strengthening of the Canadian dollar during these periods. We are exposed to market risk related to currency exchange rates in the United States and Europe because the majority of our clinical development expenditures are incurred in United States dollars and the Euro. Some of these risks are offset by the reimbursements from Fujisawa in United States dollars.

Future income tax recovery

The future income tax recovery results from the amortization of the intangible assets acquired from Cardiome, Inc. We expect the future income tax recovery for the twelve months ending December 31, 2004 to be consistent with the amount recorded for the thirteen months ended December 31, 2003.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months, except for the quarter ended December 31, 2003, which covers a period of 4 months due to the change of fiscal year end from November 30, 2003 to December 31, 2003, effective December 31, 2003.

	June 30, 2004	March 31, 2004	December 31, 2003	August 31, 2003	May 31, 2003	February 28, 2003	November 30, 2002	August 31, 2002
	$	$	$	$	$	$	$	$
Total Revenues	5,269,279	4,989,493	4,986,808	342,522	340,736	377,127	378,172	1,314,627
Loss for the period	(9,841,059)	(4,726,820)	(5,852,747)	(5,057,868)	(4,376,240)	(4,578,958)	(5,108,584)	(3,096,792)
Basic and diluted loss per common share	(0.25)	(0.13)	(0.16)	(0.16)	(0.15)	(0.16)	(0.17)	(0.11)

Revenues relate to our licensing and research collaborative revenues. The increase in revenue since the quarter ended August 31, 2003 is primarily related to our license and research collaborative agreement with Fujisawa. The decrease in revenues in the quarter ended November 30, 2002 compared to the quarter ended August 31, 2001 is the result of the termination of the AstraZenica agreement in July 2002. The primary factor affecting the losses in the various quarters is the number and stage of our clinical development programs as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock option since December 1, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during the six months ended June 30, 2004 were financed mainly by our working capital carried forward from the preceding fiscal year and research collaborative fees collected from our partners, Fujisawa and UCB. During the three and six months ended June 30, 2004, cash provided by financing activities was mainly the proceeds of $4.6 million and $6.3 million received from the issuance of our common shares upon exercise of share purchase warrants and options. Cash used in financing activities was $0.2 million for both the three and six months ended May 31, 2003.

Cash used in operating activities for Q2-2004 was $9.6 million, as compared to $3.8 million for Q2-2003. As we projected, the increase was largely due to the increase in the loss for the period with the substantial increase in clinical operation activities. Cash used in operating activities for the six months ended June 30, 2004 was $13.2 million, as compared to $8.7 million for the six months ended May 31, 2003. The increase primarily resulted from the increase in the loss for the period. Since ACT 1 will be winding down in Q3 and four out of the remaining six current ongoing studies will be completed or close to completion by the end of 2004, we expect cash used in operating activities to decline as we exit 2004.

Cash provided by investing activities for Q2-2004 was $0.5 million, as compared to $1.0 million of cash provided by investing activities for Q2-2003. The $0.5 million decrease of cash provided by investing activities was primarily due to the increase of $0.8 million in purchases of capital assets; this was offset by $0.3 million net sale of short-term investments. Cash used in investing activities for the six months ended June 30, 2004 was $3.5 million, as compared to $7.6 million of cash provided by investing activities for the six months ended May 31, 2003. The $11.1 million decrease of cash provided by investing activities was largely due to the increase of $2.2 million net purchases of capital assets and $9.1 million net purchase of short-term investments. The increase in purchases of capital assets for the three months and six months ended June 30, 2004 compared to the corresponding periods in the prior fiscal year was mainly due to the construction of our new facility; 60% of these investments are recoverable from our landlord through a leasehold inducement program.

At June 30, 2004, we had working capital of $31.3 million, as compared to $40.5 million at December 31, 2003. We had available cash reserves; comprised of cash, cash equivalents and short-term investments of $35.6 million at June 30, 2004, as compared to $44.6 million at December 31, 2003.

Pursuant to the Collaboration and License Agreement entered between Fujisawa and us, we own a right of requesting Fujisawa to acquire US$4 million of our common shares at a 25% premium to the average closing price of our common shares on the TSX over a 30-calendar day period. We intend to exercise this right prior to its expiry date on October 28, 2004. Upon the completion of the exercise of option, the issuance of shares will be valued at the then market price and be recorded as shareholder equity. The 25% premium will be recorded as deferred licensing revenue and amortized on a straight-line basis over the remaining estimated development period of approximately 24 months.

As of June 30, 2004, we are also obligated to make the following payments, which represent contracts and other commitments that are known and non-cancellable.

	Contractual Obligations
	Payment due by period
	Total	Remaining Fiscal 2004	2005–2006	2007–2008	Thereafter
Capital Lease Obligations (1)	$20,781	$13,741	7,040	$ Nil	$ Nil
Operating Lease Obligations	3,149,264	150,594	518,493	627,475	1,852,702
Commitments for Clinical Research Agreements	8,604,597	7,275,217	1,329,380	Nil	Nil
Commitments under License Agreement (2)	560,196	26,676	133,380	266,760	133,380 per annum
Total	$12,334,838	$7,466,228	1,988,293	$894,235	$1,986,082

(1)	Includes interest portion
(2)
As of June 30, 2004, pursuant to four license and service agreements, the Company has various commitments as described in Note 11(d) of our annual consolidated financial statements for the thirteen months ended December 31, 2003 ("2003 Annual Financial Statements") . Majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 11(d) (iii) of the 2003 Annual Financial Statements, converted in Canadian Dollars at the year-end exchange rate of 1.3338.

Outstanding Share Capital

As of July 31, 2004, there were 39,585,822 of common shares outstanding, and 4,753,959 stock options outstanding (of which 2,663,332 were exercisable) at a weighted average exercise price of $4.16.

RELATED PARTY TRANSACTION

Included in accounts payable and accrued liabilities at June 30, 2004 is $22,803 (December 31, 2003 - $Nil) owing to a legal firm where our current corporate secretary is a partner. The amount, charged at normal trade terms, was for services provided prior to his appointment as an officer of the Company.

FINANCIAL INSTRUMENTS AND RISKS

We have no off-balance sheet arrangements. We have not issued or purchased derivative instruments linked to our common shares or preferred shares or entered any contracts, other than those described in Note 10 of the 2003 Annual Financial Statements, that require issuance of our common shares or preferred shares.

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. Interest rate risk arises as our investments bear fixed interest rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker's acceptances. Foreign exchange rate risk arises as our investments which finance operations are substantially denominated in Canadian dollars and a significant portion of our expenses are denominated in United States dollars and the Euro. Foreign exchange rate changes could have a material effect on our future operating results or cash flow. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk.

We believe that our current working capital, together with the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs into 2006. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

Other operational risks and uncertainties are discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Company's 2003 Annual Report and remain substantially unchanged.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "plan", "will", "estimate", "continue", "anticipates", "intends", "expects", and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, our stage of corporate development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

CARDIOME PHARMA CORP. Continued under the laws of Canada CONSOLIDATED BALANCE SHEETS (Unaudited - expressed in Canadian Dollars)

	As at
	June 30,	December 31,
	2004	2003

ASSETS

Current
Cash and cash equivalents	$3,624,022	$13,978,880
Short-term investments	31,983,561	30,604,031
Amounts receivable	4,902,508	4,360,377
Prepaid expenses	1,105,807	798,004
Total current assets	41,615,898	49,741,292
Capital assets	2,630,943	849,689
Intangible and other assets	39,211,321	41,533,337
	$83 ,458,162	$92,124,318

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$5,911,508	$4,343,118
Deferred revenue	4,364,333	4,893,400
Current portion of capital lease obligations	20,781	27,045
Current portion of deferred leasehold inducement	38,461	-
Total current liabilities	10,335,083	9,263,563
Capital lease obligations	-	7,040
Deferred revenue	5,781,215	8,304,168
Deferred leasehold inducement (notes 2 and 3)	346,145	-
Future income tax liability	14,890,000	15,860,000
Total Liabilities	31,352,443	33,434,771

Shareholders' Equity
Share capital
Authorized (note 4)
Issued
37,315,709 at December 31, 2003
39,585,822 at June 30, 2004	125,978,078	119,645,857
Contributed surplus	4,987,149	3,335,319
Deficit	(78,859,508)	(64,291,629)
	52,105,719	58,689,547
	$83 ,458,162	$92,124,318

See accompanying notes

On behalf of the Board:

"Robert Rieder"	"Kenneth Galbraith"
Robert Rieder, Director	Kenneth Galbraith, Director

CARDIOME PHARMA CORP. CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Six Months ended
		May 31,		May 31,
	June 30,	2003	June 30,	2003
	2004	(Restated)	2004	(Restated)
Revenue
Licensing fees	$1,085,121	$132,266	$3,052,020	$264,533
Research collaborative fees	4,184,158	230,465	7,206,752	497,931
	5,269,279	362,731	10,258,772	762,464

Expenses
Research and development	12,431,534	2,507,022	20,008,364	5,710,649
General and administration	2,181,902	1,407,816	3,729,045	2,427,241
Amortization	1,470,050	1,426,933	2,869,756	2,802,326
	16,083,486	5,341,771	26,607,165	10,940,216
Operating loss	(10,814,207)	(4,979,040)	(16,348,393)	(10,177,752)

Other income
Interest and other income	277,284	68,846	408,771	194,427
Foreign exchange gain	210,864	46,954	401,743	54,127
	488,148	115,800	810,514	248,554

Loss before income taxes	(10,326,059)	(4,863,240)	(15,537,879)	(9,929,198)

Future income tax recovery	485,000	487,000	970,000	974,000

Net Loss for the period	(9,841,059)	(4,376,240)	(14,567,879)	(8,955,198)

Deficit, beginning of period	(69,018,449)	(49,004,774)	(64,291,629)	(44,425,816)

Deficit, end of period	$(78,859,508)	$(53,381,014)	$(78,859,508)	$(53,381,014)

Basic and diluted loss per common share	$(0.25)	$(0.15)	$(0.38)	$(0.32)

Weighted average number of
outstanding common shares	39,402,360	28,308,098	38,484,128	28,308,098

See accompanying notes

CARDIOME PHARMA CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Six Months ended
		May 31,		May 31,
	June 30,	2003	June 30,	2003
	2004	(Restated)	2004	(Restated)

Operating Activities
Loss for the period	$(9,841,059)	$(4,376,240)	$(14,567,879)	$(8,955,198)
Add: Non-cash items
Amortization	1,470,050	1,426,933	2,869,756	2,802,326
Stock-based compensation	1,029,004	572,616	1,651,830	833,880
Deferred leasehold inducement	(9,853)	-	(11,694)	-
Future income tax recovery	(485,000)	(487,000)	(970,000)	(974,000)
	(7,836,858)	(2,863,691)	(11,027,987)	(6,292,992)
Changes in non-cash working capital components
Amounts receivable	(1,313,922)	(139,983)	(542,131)	(187,790)
Prepaid expenses	13,043	(107,955)	(307,803)	(251,480)
Accounts payable and accrued liabilities	636,391	(534,726)	1,722,116	(1,743,964)
Deferred revenue	(1,085,121)	(132,267)	(3,052,020)	(264,533)

Cash used in operating activities	(9,586,467)	(3,778,622)	(13,207,825)	(8,740,759)

Financing Activities
Issuance of share capital for cash	4,597,321	(10,671)	6,332,221	(19,780)
Issuance of special warrants	-	7,310,603	-	7,310,603
Repayment on obligations under capital leases	(6,705)	(6,254)	(13,304)	(12,407)
Funds held in escrow	-	(7,447,464)	-	(7,447,464)

Cash provided by (used in) financing activities	4,590,616	(153,786)	6,318,917	(169,048)

Investing Activities
Purchase of capital assets	(821,512)	(30,784)	(2,331,328)	(104,285)
Leasehold inducements	-	-	396,300	-
Patent costs capitalized	(42,575)	(23,110)	(151,392)	(28,247)
Purchase of short-term investments	(14,679,373)	(2,486,122)	(26,526,638)	(4,070,068)
Sale of short-term investments	16,071,168	3,518,279	25,147,108	11,771,583

Cash provided by (used in) investing activities	527,708	978,263	(3,465,950)	7,568,983

Decrease in cash and cash equivalents during
the period	(4,468,143)	(2,954,145)	(10,354,858)	(1,340,824)

Cash and cash equivalents,
beginning of period	8,092,165	3,043,670	13,978,880	1,430,349

Cash and cash equivalents, end of period	$3,624,022	$89,525	$3,624,022	$89,525

See accompanying notes

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") discussed in Note 2 and on a basis consistent with the Company's annual audited consolidated financial statements for the thirteen-month period ended December 31, 2003, except that they do not contain all note disclosures necessary for annual financial statements. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except as disclosed in note 6.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at June 30, 2004, and for all periods presented.

During fiscal 2003, the Company changed its year end from November 30 to December 31. Accordingly, the comparative figures for the unaudited interim consolidated statements of loss and deficit and cash flows are those for the three and six months ended May 31, 2003.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the thirteen-month period ended December 31, 2003 included in the Company's Annual Report filed with the appropriate securities commission. The results of operations for the three-month and six-month period ended June 30, 2004 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.	SIGNIFICANT ACCOUNTING POLICIES

During the thirteen-month period ended December 31, 2003, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock- Based Compensation and Other Stock-Based Payments, effective December 1, 2002. Accordingly, the Company recognized stock-based awards using a fair value based method. The impact of this policy has been to increase compensation expense for the three-month and six-month period ended May 31, 2003 by $572,616 and $833,880 respectively.

The following policy is in addition to those described in Note 2 to the Company's audited consolidated financial statements for the thirteen-month period ended December 31, 2003, included in the Company's Annual Report.

Deferred leasehold inducement

Deferred leasehold inducement represents a tenant improvement allowance that is being amortized on a straight-line basis over the initial term of the lease of ten years as a reduction of rent expense.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

3.	DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received 50% of a cash tenant improvement allowance amounting to $396,300 from the landlord for leasehold improvements. The balance of the improvement allowance was received subsequent to June 30, 2004. The improvement allowance is recorded as deferred leasehold inducement and is amortized over the term of the lease. In addition, subsequent to June 30, 2004, the Company received a repayable allowance of $237,780 to be repaid over ten years with interest at 10% per annum.

4.	SHARE CAPITAL

	(a)	Authorized

The authorized common share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series, of which none are currently issued and outstanding.

	(b)	Issued and Outstanding

	Number of
Common shares	Shares	Amount
Balance as at December 31, 2003	37,315,709	$119,645,857
Issued for cash upon exercise of options	174,625	648,505
Issued for cash upon exercise of warrants	1,991,010	5,683,716
Issued pursuant to exercise of warrants on cashless basis	104,478	-
Balance as at June 30, 2004	39,585,822	$125,978,078

(c)	Common Share Purchase Warrants As at June 30, 2004, common shares issuable upon exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of Expiry	Price	Common Shares
February 9, 2007	US$ 2.40	101,500
February 9, 2007	US$ 4.80	37,500
February 9, 2007	US$ 8.00	37,500
Balance as at June 30, 2004		176,500

There were no common share warrants exercised during the month of July 2004.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT'D)

	(d)	Stock Options

In May 2004, the shareholders approved an amendment to the 2001 Incentive Stock Option Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) to change the period during which optionees may exercise options after ceasing to be an eligible person. This Amendment is subject to the approval of applicable regulatory authorities.

As at June 30, 2004, the Company had 4,713,959 stock options outstanding, of which 2,638,332 were exercisable at a weighted average exercise price of $3.65 per common share and expiring at various dates from October 15, 2004 to June 14, 2010.

Details of the stock option transactions for the six months ended June 30, 2004 are summarized as follows:

		Number of Stock
	Weighted Average	Options
	Exercise Price	Outstanding
Balance, December 31, 2003	$3.96	4,558,584
Options granted	$6.47	330,000
Options exercised	$3.71	(174,625)
Balance, June 30, 2004	$4.14	4,713,959

The options outstanding are exercisable as follows:

	Options outstanding			Options exercisable
	June 30, 2004			June 30, 2004
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise price	common shares	average	average	common	average
	issuable	remaining	exercise price	shares	exercise price
		contractual life		issuable
$		(years)	$		$
$2.80-$2.92	202,500	2.65	2.91	202,500	2.91
$3.00-$3.68	3,190,209	4.39	3.28	1,979,166	3.25
$4.20-$5.05	582,500	4.84	4.99	47,500	4.27
$5.08-$5.96	450,000	2.93	5.49	318,750	5.58
$6.70-$7.24	288,750	5.32	6.73	90,416	6.78
	4,713,959	4.28	4.14	2,638,332	3.65

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT'D)

(e) Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants which vested during the three and six months ended June 30, 2004 resulted in compensation expense of $1,029,004 and $1,651,830 respectively. For the three months ended June 30, 2004, this compensation expense is allocated between research and development expenses ($421,940) and general and administration expenses ($607,064). For the six months ended June 30, 2004, this compensation expense is allocated between research and development expenses ($719,962) and general and administration expenses ($931,868). The basis used for the allocation is cash compensation. The weighted average fair value of stock options granted during the three and six months ended June 30, 2004 was $4.56 and $4.36 respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility – 76.3%; risk-free interest rate – 4.18% and expected average life of the options - 6 years.

5.	RELATED PARTY TRANSACTION

Included in accounts payable and accrued liabilities at June 30, 2004 is $22,803 (December 31, 2003 - $Nil) owing to a legal firm where our current corporate secretary is a partner. The amount, charged at normal trade terms, was for services provided prior to his appointment as an officer of the Company.

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

6.	RECONCILIATION OF GENERAL ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to U.S. GAAP, except for the differences below as more fully described in Note 16 to the audited consolidated financial statements for the thirteen-month period ended December 31, 2003.

Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended		6 months ended
	June 30, 2004	May 31, 2003	June 30, 2004	May 31, 2003
	$	$	$	$

Loss for the period , Canadian GAAP	(9,841,059)	(4,376,240)	(14,567,879)	(8,955,198)
Amortization of other assets	(25,680)	(25,680)	(51,360)	(51,360)
Loss for the period, U.S. GAAP	(9,866,739)	(4,401,920)	(14,619,239)	(9,006,558)
Reclassification adjustment for unrealized gains
on short-term investments	(142,766)	(32,866)	(131,099)	(109,705)
Unrealized gains (losses) on short-term
investments	(237,514)	36,868	(46,131)	54,568
Comprehensive loss for the period, U.S. GAAP	(10,247,019)	(4,397,918)	(14,796,469)	(9,061,695)

Weighted average number of common shares
outstanding, U.S. GAAP	39,402,360	28,308,098	38,484,128	28,308,098
Basic and diluted loss per common share, U.S.
GAAP	(0.25)	(0.16)	(0.38)	(0.32)

Material variations impacting the unaudited interim Consolidated Balance Sheets under U.S. GAAP would be as follows:

	June 30	December 31
	2004	2003
	$	$

Short-term investments	31,964,867	30,624,004
Intangible and other assets	39,271,241	41,644,617
Accumulated other comprehensive income (losses)	(18,694)	19,973
Contributed surplus	5,908,198	4,256,368
Deficit	(79,720,637)	(65,101,398)

7.	SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the three months ended June 30, 2004, 100% of total revenue was derived from one collaborator in United States. During the six months ended June 30, 2004, 89% and 11% of total revenue was derived from one collaborator in each of United States and Switzerland respectively. [three months ended May 31, 2003 – 100% from one collaborator in Switzerland; six months ended May 31, 2003 – 3% and 97% from one collaborator in each of United States and Switzerland respectively]. At June 30, 2004, included in amounts receivable is an amount of $4,425,955 (US$3,318,342) due from one research collaborator. [December 31, 2003 - $3,687,645 (US$2,844,308)]

CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited – expressed in Canadian Dollars)

8.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current quarter.